Monthly Report - March, 2013

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $       10,906,086       18,120,218
Change in unrealized gain (loss) on open          (1,323,069)      (3,000,117)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            3,157
      obligations
   Change in unrealized gain (loss) from U.S.          41,972           23,995
      Treasury obligations
Interest Income 			               71,181          208,311
Foreign exchange gain (loss) on margin
   deposits  			 		     (111,020)        (226,708)
				                 ------------    -------------
Total: Income 				            9,585,150       15,128,856

Expenses:
   Brokerage commissions 		            2,341,927        7,200,241
   Management fee 			               56,074          170,228
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	               23,244           24,701
   Administrative expense 	       	              144,152          437,257
					         ------------    -------------
Total: Expenses 		                    2,565,397        7,832,427
Net Income(Loss)			   $        7,019,753        7,296,429
for March, 2013

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (422,378.565    $     9,407,948    442,842,669    452,250,617
units) at February 28, 2013
Addition of 		 	              0        968,676        968,676
838.163 units on March 1, 2013
Redemption of 		 	              0    (9,475,657)    (9,475,657)
(8,778.323) units on  March 31, 2013*
Net Income (Loss)               $       191,769      6,827,984      7,019,753
for March, 2013
         			   -------------   -------------   -----------


Net Asset Value at March 31, 2013
(414,560.242 units inclusive
of 121.837 additional units) 	      9,599,717    441,163,672    450,763,389
				  =============  ============= ==============


		GLOBAL MACRO TRUST March 2013 UPDATE
                      Year to Date     Net Asset
Series	  March ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       1.49% 	   1.41%  $    1,076.27	  385,581.315 $   414,990,053
Series 2       1.85% 	   2.50%  $    1,221.16	      225.050 $       274,822
Series 3       1.87% 	   2.56%  $    1,230.00	   26,903.259 $    33,090,928
Series 4       2.04% 	   3.08%  $    1,300.96	    1,850.618 $     2,407,586

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			April 8, 2013
Dear Investor:


In March-the fourth gain in the last five months-profits from trading interest rate and equity futures led the way, while there were also small gains from trading currencies, metals, soft commodities and energy. Meanwhile, grain trading was marginally unprofitable and livestock trading was flat.

The Cypriot crisis and the residue of the Italian election fiasco from February combined to create an increased demand for government securities. Consequently, long positions in U.S, German, and French notes and bonds were profitable. The continued expectation of future monetary policy easing from the Bank of Japan led to a strong gain from a long JGB position. On the other hand, short trades in Australian notes and bills, and long positions in short-term Eurodollar and sterling futures were marginally negative.

With U.S. manufacturing, housing and employment data remaining positive recently, long positions in U.S. equity futures were profitable, as was a short position in the VIX index. Long positions in Japanese equity futures were profitable in the wake of the Bank of Japan's accommodative rhetoric. A long Swedish index trade was also positive. On the other hand, long positions in Italian, Spanish, Chinese, Korean, Hong Kong and Australian equity futures produced partially offsetting losses.

Currency trading was mixed and fractionally profitable. Long positions in the Australian dollar versus a number of currencies were profitable, as were short positions in the euro versus several currencies. Long U.S. dollar trades against the yen and South African rand, and short dollar trades against the Israeli shekel, Mexican peso, and New Zealand dollar were profitable too. On the other hand, short U.S. dollar positions versus the currencies of Brazil, Korea, Switzerland, Russia, Singapore and the euro were unprofitable and were reduced.

Turning to commodities, the profits from short copper and aluminum positions surpassed the losses from long zinc and lead trades. The gains from long natural gas and RBOB gasoline positions barely edged out the losses from short heating oil and crude positions and a long London gas oil trade. Profits from a long cotton trade and from short positions in coffee, sugar and wheat outdistanced the losses from long positions in corn, soybeans and soybean meal.



 			  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman